Exhibit 99.4

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS AND YEAR ENDED MARCH 31. 2026

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended			Year ended
Particulars	March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	March 31, 2025
Income
a) Revenue from operations	242,363	235,558	225,042	926,240	890,884
b) Foreign exchange gains/(losses), net	325	788	224	1,853	32

I Total income	242,688	236,346	225,266	928,093	890,916

Expenses
a) Purchases of stock-in-trade	1,678	2,476	810	5,755	2,967
b) Changes in inventories of stock-in-trade	237	(15)	31	171	195
c) Employee benefits expense	143,408	142,009	133,454	555,855	533,477
d) Depreciation, amortization and impairment expense	7,285	8,050	7,217	29,107	29,579
e) Sub-contracting and technical fees	27,925	27,667	24,896	107,668	100,148
f) Facility expenses	4,082	4,087	4,113	15,886	16,067
g) Travel	3,702	3,054	3,158	13,882	14,095
h) Communication	895	831	899	3,414	3,842
i) Legal and professional fees	2,661	2,836	3,133	10,199	11,270
j) Software license expense for internal use	5,805	5,701	4,951	21,720	19,338
k) Marketing and brand building	923	774	917	3,480	3,591
l) Lifetime expected credit loss/ (write-back)	(144)	973	365	2,838	324
m) (Gain)/loss on sale of property, plant and equipment, net	170	(33)	160	(393)	(606)
n) Other expenses	2,098	2,201	2,075	7,260	5,358

II Total expenses	200,725	200,611	186,179	776,842	739,645

III Finance expenses	3,701	3,656	3,767	14,577	14,770
IV Finance and other income	8,387	9,232	11,819	36,491	38,202
V Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	27	28	291	257	254

VI Profit before tax [I-II-III+IV+V]	46,676	41,339	47,430	173,422	174,957

VII Tax expense	11,460	9,889	11,549	40,767	42,777

VIII Profit for the period [VI-VII]	35,216	31,450	35,881	132,655	132,180

Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Remeasurements of the defined benefit plans, net	363	(240)	124	132	274
Net change in fair value or investment in equity instruments measured at fair value through OCI	(963)	(422)	(2,943)	(1,448)	(3,476)
Items that will be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	21,655	5,050	1,762	46,643	7,331
Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income	—	—	(55)	—	(41)
Net change in time value of option contracts designated as cash flow hedges, net of taxes	132	139	(94)	55	(189)
Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	(719)	59	335	(1,234)	146
Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	(3,682)	(560)	810	(6,015)	(745)
Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	(1,622)	(495)	352	(2,094)	963

IX Total other comprehensive income for the period, net of taxes	15,164	3,531	291	36,039	4,263

Total comprehensive income for the period [VIII+IX]	50,380	34,981	36,172	168,694	136,443

X Profit for the period attributable to:
Equity holders of the Company	35,018	31,190	35,696	131,974	131,354
Non-controlling interests	198	260	185	681	826

	35,216	31,450	35,881	132,655	132,180

Total comprehensive income for the period attributable to:
Equity holders of the Company	50,037	34,695	36,005	167,767	135,595
Non-controlling interests	343	286	167	927	848

	50,380	34,981	36,172	168,694	136,443

XI Paid up equity share capital (Par value ₹ 2 per share)	20,977	20,974	20,944	20,977	20,944

XII Reserves excluding revaluation reserves and Non- controlling interests as per balance sheet				864,391	807,365

XIII Earnings per share (EPS)
(Equity shares of par value of ₹ 2/- each)
(EPS for the three months ended periods are not annualized)
Basic (in ₹)	3.34	2.98	3.41	12.60	12.56
Diluted (in ₹)	3.33	2.97	3.39	12.56	12.52

1.

The audited consolidated financial results of the Company for the three months and year ended March 31, 2026, have been approved by the Board of Directors of the Company at its meeting held on April 16, 2026. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results for the three months and year ended March 31, 2026.

2.

The above consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements for the year ended March 31, 2026 and the audited interim condensed consolidated financial statements for the nine months ended December 31, 2025, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The figures of last quarter are the balancing figures between audited figures in respect of the full financial year and the published year-to-date figures up to the third quarter of the current financial year. All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

(Gain)/loss on sale of property, plant and equipment for the year ended March 31, 2026, includes gain on transfer of building of ₹ (405) and for the year ended March 31, 2025, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ (885).

4.	Other expenses are net of insurance claim received of ₹ 1,805 for the year ended March 31, 2025.

5.

Employee benefits expense includes impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to ₹ (272) and ₹ 3,028 for the three months ended March 31, 2026 and December 31, 2025, respectively, and ₹ 2,756 for the year ended March 31, 2026.

6.	List of subsidiaries, associate and joint venture as at March 31,2026 arc provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Consulting India Private Limited			India	100.00%
Capco Technologies Private Limited			India	100.00%
Wipro Chengdu Limited			China	8.96%
Wipro Holdings (UK) Limited	Wipro Technologies SRL		U.K. Romania	100.00 ^	%
Wipro IT Services Bangladesh Limited			Bangladesh	100.00%
Wipro IT Services UK Societas	Capco Consulting Middle East FZE(2) Dcsignit A/S	Designit Denmark A/S	U.K. UAE Denmark Denmark	100.00 100.00 100.00 100.00	% % % %

Wipro Bahrain Limited Co. W.L.L	Designit Germany GmbH Designit Oslo A/S Designit Spain Digital, S.L.U Designit T.L.V Ltd.	Germany Norway Spain Israel Bahrain	100.00 100.00 100.00 100.00 100.00	% % % % %

Wipro Czech Republic IT Services		Czech Republic	100.00%
s.r.o. Wipro CRM Services		Belgium	100.00%
	Wipro 4C Consulting France SAS	France	100.00%
	Wipro CRM Services B.V.	Netherlands	100.00%
	Wipro CRM Services ApS	Denmark	100.00%
	Wipro CRM Services UK Limited	U.K.	100.00%
Grove Holdings 2 S.a.r.l		Luxembourg	100.00%
	Capco Solution Services GmbH	Germany	100.00%
	The Capital Markets Company	Italy	100.00%
	Italy Srl Capco Brasil Servians E	Brazil	99.99%
	Consultoria Ltda The Capital Markets Company	Belgium	100.00%
PT. WT Indonesia	BV(1)	Indonesia	99.60%
Rainbow Software LLC		Iraq	100.00%
Wipro Arabia Limited		Saudi Arabia	66.67%
	Women’s Business Park Technologies Limited	Saudi Arabia	100.00%
Wipro Doha LLC		Qatar	100.00%
Wipro Financial Outsourcing Services Limited		U.K.	100.00%
	Wipro UK Limited	U.K.	100.00%
Wipro Gulf LLC		Sultanate of	99.98%
Wipro Information Technology Netherlands BV.		Oman Netherlands	100.00%
	Wipro Gulf LLC	Sultanate of	0.02%
	Wipro Technologies SA	Oman Argentina	2.62%
	Wipro (Thailand) Co. Limited	Thailand	0.03%
	Wipro Technologies GmbH	Germany	14.87%
	Wipro Do Brasil Sistemas De	Brazil	0.07%
	Informatica Ltda Wipro do Brasil Technologia	Brazil	99.44%
	Ltda(1) Wipro Information Technology	Kazakhstan	100.00%
	Kazakhstan LLP Wipro Outsourcing Services	Ireland	100.00%
	(Ireland) Limited Wipro Portugal S.A. (1)	Portugal	100.00%
	Wipro Solutions Canada Limited	Canada	100.00%
	Wipro Technologies Limited	Russia	99.99%
	Wipro Technologies Peru SAC	Peru	99.98%
	Wipro Technologies W.T.	Costa Rica	100.00%
	Sociedad Anonima Wipro Technology Chile SPA	Chile	100.00%
	Applied Value Technologies B.V.	Netherlands	100.00%
Wipro IT Service Ukraine, LLC		Ukraine	100.00%
Wipro IT Services Poland SP		Poland	100.00%
Z.O.O Wipro IT Services S.R.L.		Romania	100.00%
Wipro Regional Headquarter		Saudi Arabia	100.00%
Wipro Technologies Australia Pty Ltd		Australia	100.00%
	Wipro Ampion Holdings Pty Ltd (1)	Australia	100.00%
Wipro Technologies SA		Argentina	97.38%
Wipro Technologies SA DE CV		Mexico	91.08%

Wipro Technologies South Africa (Proprietary) Limited

Wipro Technologies SRL

Wipro (Thailand) Co. Limited

Wipro Shanghai Limited

Wipro Technologies Nigeria

Limited

Wipro Technologies Limited

Wipro Technologies Peru SAC

		Wipro Technologies Nigeria Limited	South Africa Nigeria Romania Thailand China Nigeria Russia Peru	69.42 99.84 100.00 99.97 84.63 0.16 0.01 0.02	% % % % % % % %
Wipro Japan KK			Japan	100.00%
Wipro Networks Pte Limited			Singapore	100.00%
	Applied Value Technologies Pte. Limited		Singapore	100.00%
	Wipro Chengdu Limited		China	91.04%
	PT. WT Indonesia		Indonesia	0.40%
	Wipro (Thailand) Co. Limited		Thailand	^
	Wipro (Dalian) Limited		China	100.00%
	Wipro Technologies SDN BHD		Malaysia	100.00%
	Wipro (Tianjin) Limited (3)		China	100.00%
Wipro Philippines, Inc.			Philippines	100.00%
Wipro Shanghai Limited			China	15.37%
Wipro Travel Services Limited			India	100.00%
Wipro. LLC			USA	100.00%
	Wipro Technologies SA DE CV		Mexico	8.92%
	Wipro Gallagher Solutions, LLC		USA	100.00%
	Wipro Insurance Solutions, LLC		USA	100.00%
	Wipro IT Services, LLC (8)		USA	100.00%
		Aggne Global Inc.	USA	60.00%
		Edgilc, LLC	USA	100.00%
		HealthPlan Services, Inc. (1)	USA	100.00%
		Infocrossing, LLC	USA	100.00%
		International TechneGroup Incorporated (1)	USA	100.00%
		Wipro NextGen Enterprise Inc. (1)	USA	100.00%
		Rizing Intermediate Holdings, Inc. (1)	USA	100.00%
		Wipro Appirio, Inc. (1)	USA	100.00%
		Wipro Designit Services, Inc. (1)	USA	100.00%
		Wipro Telecom Consulting LLC	USA	100.00%
		Wipro VLSI Design Services, LLC	USA	100.00%
		Applied Value Technologies. Inc.	USA	100.00%
		Wipro Business Services LLC (10)	USA	100.00%
		The Capital Markets Company, LLC (1) (7)	USA	100.00%
Aggne Global IT Services Private Limited			India	60.00%
Wipro, Inc.			USA	100.00%
	Wipro Life Science Solutions, LLC		USA	100.00%
Wipro Connected Services. Inc. (Formerly known as Harman			USA	100.00%
Connected Services, Inc.) (4) (5)	Wipro Connected Sendees Mauritius Pvt Ltd (Formerly known as Hannan Connected Services Mauritius Pvt Ltd)		Mauritius	100.00%
		Connected Services Corporation Wipro India Private Limited Formerly known as Harman Connected Services Corporation India Pvt. Ltd.)	India	98.40%

	Connected Services Corporation Wipro India Private Limited (Formerly known as Harman Connected Services Corporation India Pvt. Ltd.)		India	1.60%
	Wipro Connected Services Engineering Corp. (Formerly known as Harman Connected Services Engineering Corp.)		USA	100.00%
	Wipro Connected Services UK Limited (Formerly known as Harman Connected Services UK Limited)		UK	100.00%
		Hannan Connected Services Morocco	Morocco	100.00%
	Wipro Connected Services US Midco LLC (Formerly known as Harman Connected Services US Midco LLC)		USA	100.00%
		Harman Connected Services AB (1)	Sweden	100.00%
The Wipro SA Broad Based Ownership Scheme Trust
	Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD			100.00%
		Wipro Technologies South Africa (Proprietary) Limited	South Africa	30.58%

^	Value is less than 0.01%

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’. ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)	Grove Holdings 2 S.a.r.l. has transferred its entire shareholding in Capco Consulting Middle East FZE to Wipro IT Services UK Societas, effective September 19, 2025.

(3)	Wipro (Tianjin) Limited has been incorporated with effect from May 23, 2025, which is 100% held by Wipro Networks Pte Limited.

(4)

The Company, through its subsidiaries, has acquired 100% shareholding in Wipro Connected Services, Inc. (Formerly known as Harman Connected Services. Inc.) and its subsidiaries, effective December 1, 2025.

(5)	Wipro Digital Inc., a wholly owned subsidiary, has merged with Wipro Connected Services, Inc. (Formerly known as Harman Connected Services, Inc.), a step-down subsidiary, effective December 1, 2025.

(6)	Cardinal US Holdings, Inc transferred its entire ownership in Capco Consulting Services LLC to The Capital Markets Company, LLC effective March 30, 2026.

(7)	Capco RISC Consulting LLC merged with The Capital Markets Company. LLC effective March 30, 2026.

(8)	Cardinal US Holdings. Inc. merged with Wipro IT Services, LLC effective March 31, 2026.

(9)	Rizing Consulting USA, LLC (Formerly known as Rizing Consulting USA, Inc.) merged with Rizing LLC effective March 31, 2026.

(10)	Wipro Business Services LLC has been incorporated as a step down subsidiary of the Company with effect from January 20. 2026, which is 100% held by Wipro, LLC.

(1)

Step Subsidiary details of The Capital Markets Company LLC. Health Plan Services, Inc.. International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A. and Harman Connected Services AB are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
The Capital Markets Company, LLC	Capco Consulting Services LLC (6)		USA USA	100.00%
HealthPlan Services, Inc.	HealthPlan Services Insurance Agency, LLC		USA USA	100.00%
International TechneGroup Incorporated	International TechneGroup Ltd. ITI Proficiency Ltd Mech Works S.R.L.		USA U.K. Israel Italy	100.00 100.00 100.00	% % %
Wipro NextGen Enterprise Inc.	LeanSwilt AB		USA Sweden	100.00%
Rizing Intermediate Holdings, Inc.	Rizing Lanka (Private) Ltd Rizing Solutions Canada Inc. Rizing LLC (9)	Attune Netherlands B.V. (11) Rizing B.V. Rizing Consulting Ireland Limited Rizing Consulting Pty Ltd. Rizing Geospatial LLC Rizing GmbH Rizing Limited Rizing Pte Ltd. (11)	USA Sri Lanka Netherlands Canada USA Netherlands Ireland Australia USA Germany U.K. Singapore	100.00 100.00 100.00 100.00 100.00 100.00 100.00 100.00 100.00 100.00 100.00	% % % % % % % % % % %
The Capital Markets Company BV	CapAfric Consulting (Pty) Ltd Capco Belgium BV	The Capital Markets Company s.r.o Capco Consultancy (Thailand) Ltd	Belgium South Africa Belgium Slovakia Thailand	100.00 100.00 15.00 0.04	% % % %
	Capco Consultancy (Malaysia) Sdn. Bhd Capco Consultancy (Thailand) Ltd		Malaysia Thailand	100.00 99.92	% %
	Capco Consulting Singapore Pte. Ltd Capco Greece Single Member P.C		Singapore Greece	100.00 100.00	% %
	Capco Poland sp. z.o.o The Capital Markets Company (UK) Ltd	Capco Consultancy (Thailand) Ltd	Poland U.K. Thailand	100.00 100.00 0.04	% % %
	The Capital Markets Company GmbH The Capital Markets Company Limited The Capital Markets Company Limited The Capital Markets Company S.á.r.l The Capital Markets Company S.A.S	The Capital Markets Company Limited Capco Austria GmbH Capco Brasil Services E Consultoria Ltda Andrion AG	Hong Kong Germany Austria Hong Kong Canada Brazil Switzerland Switzerland France	0.01 100.00 100.00 99.99 100.00 0.01 100.00 100.00 100.00	% % % % % % % % %

	The Capital Markets Company s.r.o		Slovakia	85.00%
Wipro Ampion Holdings Pty Ltd	Wipro Revolution IT Pty Ltd Wipro Shelde Australia Pty Ltd		Australia Australia Australia	100.00 100.00	% %
Wipro Appirio, Inc.	Wipro Appirio (Ireland) Limited Topcoder, LLC	Wipro Appirio UK Limited	USA Ireland U.K. USA	100.00 100.00 100.00	% % %

Wipro Designit Services, Inc.	Wipro Designit Services Limited		USA Ireland	100.00%

Wipro do Brasil Technologia Ltda	Wipro do Brasil Services Ltda Wipro Do Brasil Sistemas De Informatica Ltda		Brazil Brazil Brazil	100.00 96.84	% %

Wipro Portugal S.A.	Wipro do Brasil Technologia Ltda Wipro Do Brasil Sistemas De Informatica Ltda Wipro Technologies GmbH	Wipro Business Solutions GmbH (11) Wipro IT Services Austria GmbH	Portugal Brazil Brazil Germany Germany Austria	0.56 3.09 85.13 100.00 100.00	% % % % %

Harman Connected Services AB	Harman Connected Services Solutions (Chengdu) Co. Ltd.		Sweden China	100.00%

(11)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd. and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries		Country of Incorporation
Attune Netherlands B.V.	Rizing Germany GmbH Attune Italia S.R.L Attune UK Ltd.		Netherlands Germany Italy U.K.	100.00 100.00 100.00	% % %
Rizing Pte Ltd.	Rizing New Zealand Ltd. Rizing Philippines Inc. Rizing SDN BHD Rizing Solutions Pty Ltd		Singapore New Zealand Philippines Malaysia Australia	100.00 100.00 100.00 100.00	% % % %
Wipro Business Solutions GmbH			Germany	100.00%
	Wipro Technology Solutions S.R.L		Romania

As at March 31, 2026, Wipro. LLC held 43.7% interest in Drivestream Inc. and Wipro IT Services LLC held 27% interest in SDVcrsc LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust Wipro Foundation	India India

Vide the order dated June 06, 2025, the Hon’ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2025.

6. Segment Information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2. Europe and Asia Pacific Middle East and Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: Communication, Media and Networks, Technology Software and Gaming, Technology New Age, Health, and Consumer. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: Banking and Financial services, Energy, Manufacturing and Resources, Capital markets and Insurance, and Hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended March 31, 2026, December 31, 2025, March 31, 2025, year ended March 31, 2026, and March 31, 2025 are as follows:

Particulars	Three months ended			Year ended
	March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	March 31, 2025
	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	79,844	77,809	73,721	305,571	281,824
Americas 2	67,288	67,708	68,582	269,077	271,972
Europe	65,412	62,405	58,552	244,165	240,077
APMEA	27,623	25,859	23,598	102,340	94,351

Total of IT Services	240,167	233,781	224,453	921,153	888,224
IT Products	2,521	2,565	813	6,940	2,692

Total segment revenue	242,688	236,346	225,266	928,093	890,916

Segment result
IT Services
Americas 1	16,058	16,409	16,195	62,896	58,186
Americas 2	12,181	14,450	15,513	53,138	61,326
Europe	10,092	8,003	8,140	31,083	29,434
APMEA	5,085	3,583	3,672	14,955	12,850
Unallocated	(1,899)	(1,259)	(4,250)	(3,426)	(10,157)

Total of IT Services	41,517	41,186	39,270	158,646	151,639
IT Products	211	227	28	559	(173)
Reconciling Items	235	(5,678)	(211)	(7,954)	(195)

Total segment result	41,963	35,735	39,087	151,251	151,271

Finance expenses	(3,701)	(3,656)	(3,767)	(14,577)	(14,770)
Finance and other income	8,387	9,232	11,819	36,491	38,202
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	27	28	291	257	254

Profit before tax	46,676	41,339	47,430	173,422	174,957

Notes:

a)	“Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/(losses), net in revenues amounting to ₹ 325, ₹ 788, and ₹ 224 for the three months ended March 31, 2026, December 31, 2025, and March 31, 2025, respectively, ₹ 1,853 and ₹ 32 for the year ended March 31, 2026 and March 31, 2025, respectively, which is reported under foreign exchange gains/(losses), net in the consolidated financial results.

d)

Restructuring cost of ₹ Nil, ₹ 2,629 and ₹ Nil for the three months ended March 31, 2026, December 31, 2025 and March 31, 2025, respectively, ₹ 5,139 and ₹ Nil for the year ended March 31, 2026 and March 31, 2025, respectively, is included under Reconciling Items.

e)

Impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to ₹ (272) and ₹ 3,028 for the three months ended March 31, 2026 and December 31, 2025, respectively, ₹ 2,756 for the year ended March 31, 2026, is included under Reconciling items.

f)	“Unallocated” within IT Services segment results is after recognition of the below:

	Three months ended			Year ended
Particulars	March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	March 31, 2025
Amortization and impairment expenses on intangible assets	1,840	2,652	1,631	7,787	7,909
Change in fair value of contingent consideration	^	^	(2)	49	(169)

^	Value is less than 0.5

g)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,400, ₹ 1,365 and ₹ 1,195 for the three months ended March 31, 2026, December 31, 2025 and March 31, 2025, respectively and ₹ 4,465 and ₹ 5,542 for the year ended March 31, 2026 and March 31, 2025, respectively.

h)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ 170, ₹ (33) and ₹ 160 for the three months ended March 31, 2026, December 31, 2025 and March 31, 2025, respectively, and ₹ (393) and ₹ (606) for the year ended March 31, 2026 and March 31, 2025 respectively.

7.

Decline in the revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge of ₹ Nil, ₹ 841, and ₹ Nil for the three months ended March 31, 2026, December 31, 2025 and March 31, 2025, respectively, ₹ 851, and ₹ 1,155 for the year ended March 31, 2026 and March 31, 2025, as part of depreciation, amortization and impairment expense.

8.	Issue of bonus shares

During the year ended March 31, 2025, the company concluded bonus issue in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on November 21, 2024. Subsequently, on December 4, 2024, the Company allotted 5,232,094,402 equity shares (including ADS) to shareholders who held equity shares as on the record date of December 3, 2024. The Company also allotted 1:1 bonus equity share on 1,274,805 equity shares (including ADS) under allotment as on the record date. Consequently, ₹ 10,467 (representing par value of ₹ 2 per share) was transferred from capital redemption reserves, securities premium and retained earnings to the share capital.

9.

On November 21, 2025, the Government of India notified four Labour Codes, effective immediately, replacing the existing 29 labour laws. In accordance with IAS 19 — Employee benefits, changes to employee benefit plans arising from legislative amendments are treated as plan amendments, requiring immediate recognition of past service cost in the Statement of Income. This approach is consistent with the guidance issued by the Institute of Chartered Accountants of India.

The Company has concluded the salary restructuring exercise in compliance with the Labour Codes. The implementation of the Labour Code has resulted in a net increase of ₹ 2,756 in the provision for gratuity and remeasurement of leave encashment, which has been recognized as employee benefit expense in the current year. The Company continues to monitor the finalization of Central and State Rules, as well as Government clarifications on other aspects of the Labour Codes.

10. Audited Consolidated Balance Sheet:

	As at March 31, 2025	As at March 31, 2026
ASSETS
Goodwill	325,014	387,399
Intangible assets	27,450	29,176
Property, plant and equipment	80,684	81,787
Right-of-Use assets	25,598	28,287
Financial assets
Derivative assets	^	—
Investments	26,458	28,053
Trade receivables	299	349
Unbilled receivables	—	7,433
Other financial assets	4,664	6,259
Investments accounted for using the equity method	1,327	2,126
Deferred tax assets	2,561	5,242
Non-current tax assets	7,230	7,787
Other non-current assets	7,460	9,010

Total non-current assets	508,745	592,908

Inventories Financial assets	694	517
Derivative assets	1,820	888
Investments	411,474	437,680
Cash and cash equivalents	121,974	105,555
Trade receivables	117,745	135,901
Unbilled receivables	64,280	76,823
Other financial assets	8,448	10,245
Contract assets	15,795	14,819
Current tax assets	6,417	10,762
Other current assets	29,128	33,164

Total current assets	777,775	826,354

TOTAL ASSETS	1,286,520	1,419,262

EQUITY
Share capital	20,944	20,977
Share premium	2,628	6,158
Retained earnings	716,477	735,057
Share-based payment reserve	6,985	7,920
Special Economic Zone Re-investment reserve	27,778	25,966
Other components of equity	53,497	89,290

Equity attributable to the equity holders of the Company	828,309	885,368
Non-controlling interests	2,138	2,509

TOTAL EQUITY	830,447	887,877

LIABILITIES
Financial liabilities
Loans and borrowings	63,954	1,962
Lease liabilities	22,193	26,327
Accrued expenses	—	4,394
Other financial liabilities	7,793	6,743
Deferred tax liabilities	16,443	17,266
Non-current tax liabilities	42,024	48,195
Other non-current liabilities	17,119	23,042
Provisions	294	224

Total non-current liabilities	169,820	128,153

Financial liabilities
Loans, borrowings and bank overdrafts	97,863	165,912
Lease liabilities	8,025	8,709
Derivative liabilities	968	10,978
Trade payables and accrued expenses	88,252	94,924
Other financial liabilities	3,878	11,357
Contract liabilities	20,063	25,434
Current tax liabilities	34,481	49,621
Other current liabilities	31,086	34,801
Provisions	1,637	1,496

Total current liabilities	286,253	403,232

TOTAL LIABILITIES	456,073	531,385

TOTAL EQUITY AND LIABILITIES	1,286,520	1,419,262

^	Value is less than 0.5

11. Audited Consolidated statement of cash flows:

	Year ended March 31,
	2025	2026
Cash flows from operating activities
Profit for the year	132,180	132,655
Adjustments to reconcile profit for the year to net cash generated from operating activities:
Gain on sale of property, plant and equipment, net	(606)	(393)
Depreciation, amortization and impairment expense	29,579	29,107
Unrealized exchange (gain)/loss, net	(623)	2,168
Share-based compensation expense	5,551	4,465
Share of net (profit)/loss of associate and joint venture accounted for using equity method	(254)	(257)
Income tax expense	42,777	40,767
Finance and other income, net of finance expenses	(23,432)	(21,914)
Change in fair value of contingent consideration	(169)	49
Lifetime expected credit loss	324	2,838
Changes in operating assets and liabilities, net of effects from acquisitions
(Increase)/Decrease in trade receivables	1,894	(11,442)
(Increase(/Decrease in unbilled receivables and contract assets	(1,331)	(14,498)
(Increase(/Decrease in Inventories	213	184
(Increase(/Decrease in other financial assets and other assets	6,609	(205)
Increase(/Decrease) in trade payables, accrued expenses, other financial liabilities, other liabilities and provisions	548	8,482
Increase(/Decrease) in contract liabilities	2,341	3,555

Cash generated from operating activities before taxes	195,601	175,561
Income taxes paid, net	(26,175)	(26,245)

Net cash generated from operating activities	169,426	149,316

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(14,737)	(15,603)
Proceeds from disposal of property, plant and equipment	1,822	758
Investment in associate	—	(352)
Payment for purchase of investments	(801,582)	(837,806)
Proceeds from sale of investments	706,520	816,732
Payment for business acquisitions including deposits and escrow, net of cash acquired	(964)	(26,033)
Repayment of security deposit for property, plant and equipment	(300)	—
Interest received	26,212	28,878
Dividend received	2,299	3

Net cash generated from/(used in) investing activities	(80,730)	(33,423)

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	27	33
Repayment of loans and borrowings	(177,672)	(259,841)
Proceeds from loans and borrowings	195,595	253,089
Payment of lease liabilities	(10,474)	(11,561)
Payment for contingent consideration	—	(648)
Payment of deferred consideration on business combination	—	(221)
Interest and finance expenses paid	(8,689)	(6,336)
Payment of dividend	(62,750)	(115,206)
Payment of dividend to Non-controlling interest holders	—	(569)

Net cash generated from/(used) in financing activities	(63,963)	(141,260)

Net increase in cash and cash equivalents during the year	24,733	(25,367)
Effect of exchange rate changes on cash and cash equivalents	290	8,948
Cash and cash equivalents at the beginning of the year	96,951	121,974

Cash and cash equivalents at the end of the year	121,974	105,555

12. Events after the reporting period

a)

On April 5, 2026, the Company signed a definitive agreement to acquire Mindsprint, Olam Group’s IT services arm, a provider of technology and digital transformation services for a total consideration of USD 375 million. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to be concluded by quarter ending June 30, 2026.

b)

On April 14, 2026, the Company signed a definitive agreement to acquire select customer contracts of Alpha Net Consulting, a provider of enterprise software development, data engineering, and managed services for a total consideration (including earnouts) of USD 70.8 million. The acquisition is subject to customary closing conditions and is expected to be concluded by quarter ending June 30, 2026.

c)

On April 16, 2026, the Board of Directors approved a proposal to buyback of equity shares, subject to the approval of shareholders, for purchase by the Company of up to 600,000,000 equity shares of ₹ 2 each (being 5.7% of total number of equity shares) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 250 per equity share for an aggregate amount not exceeding ₹ 150,000, in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended and the Companies Act, 2013 and rules made thereunder.

By order of the Board,	For, Wipro Limited

Place: Bengaluru	Rishad A. Premji
Date: April 16, 2026	Chairman